July 31, 2007

VIA FACSIMILE, U.S. MAIL AND EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

RE:	Navigant Consulting, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 001-12173

Dear Mr. Woody:

The following is our response to your comment letter dated July 18, 2007, relating to the above-referenced filing of Navigant Consulting, Inc. (the “Company”) filed with the United States Securities and Exchange Commission. For your convenience, the text of the comment in your letter has been included with our response.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ BEN W. PERKS
Ben W. Perks
Executive Vice President and Chief Financial Officer

cc:	Jennifer Monick

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Consolidated Statements of Stockholders’ Equity, page F-5

Comment:

1.	We note you recorded an adjustment for the cumulative effect of accounting change of SAB 108 to your opening balance of retained earnings. The transition provision of SAB 108 is applicable if the registrant knew about the misstatement in the prior period, and previously considered it immaterial under its previous approach, either iron curtain or rollover. Please tell us how you have complied with SAB 108, or tell us why you believe it was not necessary to amend your 2005 Form 10-K to reflect this misstatement as it appears that you identified the error in the current period.

Response:

The Company considered the Frequently Asked Questions (FAQs) related to SAB No. 108 published by both its external auditors, KPMG LLP, and the AICPA Center for Audit Quality in determining how to comply with SAB 108, including recording the cumulative effect of the accounting change upon adoption of SAB 108. The following is an excerpt from question number two of the AICPA Center for Audit Quality Frequently Asked Questions:

“…errors originating and existing in prior years may not be detected until the current year and, accordingly, were not accumulated in the schedule of audit differences in prior years. If the adoption of SAB 108 has not yet been reported, these errors may be included in the cumulative effect adjustment if determined to be immaterial under the registrant’s previous method, after considering all relevant quantitative and qualitative factors, including aggregating the error(s) with other uncorrected errors in the previous years.”

It is our understanding that the content for the FAQs issued by the AICPA Center for Audit Quality was based on discussions with the SEC staff.

In conjunction with the adoption of SAB 108, the Company considered all misstatements originating and existing in prior years, including those detected in the current year, and determined that the impact of all such misstatements was immaterial to previously issued financial statements under its previous rollover method. Such misstatements became material upon the adoption of SAB 108. Accordingly, the Company believes it appropriately included the correction of such misstatements in the cumulative effect of the accounting change upon the adoption of SAB 108.

Our auditor’s national office (KPMG LLP’s Department of Professional Practice) agrees with our interpretation of SAB 108.